The German King Series
2d ·

Hollywood has slowed down production of new ideas. That's why african filmmakers are coming together to inspire through an often untold history.

#originalstory #newtvseries #cannesfilmfestival #africanhistory

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The German King Series
4d ·

How far would you go to protect your loved ones?

#germakingseries #africanstories #leadership


"EVERYTHING I DID, I DID FOR THE GOOD OF OUR PEOPLE."
ANGEL
STUDIOS
THE GERMAN KING

11

2 Comments

The German King Series

4d ·

African history is world history.

#africanhistory #cannesfilmfestival #afrocannes #africanstories


Afro
Cannes
Films in motion

6

The German King Series
October 15 at 8:04 AM ·

Adetokumboh McCormack was told his acting career would have to fit into a box. Now, he's taking back the narrative with historic and culturally rich stories in The German King.

#stereotypes #cannesfilmfestival #afrocannes #africanhistory #africanstereotypes



7

The German King Series
October 14 at 9:05 AM ·

What does Africa have to do with WWI? More than you might think.

#ww1history #africanhistory #thegermanking #africanheroes #africanstories



9

1 Comment

The German King Series
October 13 at 7:04 PM ·

What are you willing to give up for your beliefs? Director Adetokumboh McCormack and Angel Studios co-Founder Jordan Harmon talk about the need for stories like The German King.

#thegermanking #storiesthatmatter #africanstories #integrity #principles


ANGEL
STUDIOS

6 1 Share

The German King Series is in **Ulm, Germany**.
October 8 at 12:18 AM ·

What a historic day!! More than a century after the hanging of King Rudolf Douala Manga Bell by the German colonial administration, the city of Ulm pays tribute to the Cameroonian hero. The beautiful square has been named "Rudolf-Duala-Manga-Bell-Platz".
The inauguration ceremony took place Friday, October 7th, in the presence of the current King of Canton Bell, His Majesty Jean-Yves Eboumbou Douala Manga Bell, great-grandson of anti-colonialist hero Rudolf Douala Manga Bell... **See more**




Rudolf-Duala-Manga-Bell-Platz
Feuerwehrzufahrt



11 6 Shares

The German King Series was live.
September 29 at 6:57 PM ·

The story of Rudolf Duala Manga Bell is a historically significant event to tell. So how will we do it? Well, we are bringing in some experts. Coming LIVE we have our Editor, Stephanie Filo joining us! Not only is she a THREE-TIME Emmy and Peabody Award recipient, but she has Produced notable campaigns for the White House, the International Labour Organization and the United Nations.

Don't miss out on this exclusive interview and updates!
Learn how you can support at: http:/... **See more**


— THE —
GERMAN
KING
LIVE
02:34

11

15 Comments 10 Shares

The German King Series was live.
September 26 at 4:16 PM ·


THE
GERMAN
KING
with Three-Time Emmy Winner
Stephanie Filo
ANGEL

THU, SEP 29

Editing for the Emmys!

3 people went

Interested

8

The German King Series
September 19 ·

African heroes anyone?

Find out more about the new series at: angel.com/germanking

#africanheroes #newtvseries #africa #director #africanhistory #historicaldrama #newshow


ADETOKUMBOH M'CORMACK
CREATOR

Nick Asgill and 6 others

1 Share

The German King Series
September 14 ·

A message from series writer, director, creator, and actor Adetokumboh M'Cormack. (Yes, Ade does wear a lot of hats on set.)

angel.com/germanking

#writer #director #actor #creator #filmmaker #africanproverbs #africanstories #thegermanking #africanhistory #africanfilmmaker #newtvshow #tvshow #tvseries



6

The German King Series
September 13 ·

Express interest to invest in the series at angel.com/germanking.

#movietrailer #newtvshow #newseries #trailer #africanstories #africanhistory


Click to expand
0:05 / 1:26

5

The German King Series
September 12 ·

"There is only one person who is master in this Empire and I am not going to tolerate any other." -Kaiser Wilhelm II

Wilhelm II (of WWI fame) plays a key role in the story of The German King, as well as West Africa's fight for independence.

#thegermanking #kaiserwilhelm #africanhistory #africanindependence #colonialwars #africa #history



8

The German King Series
September 7 ·

No one can say we don't have some of the greats working on The German King.

#barneyandfriends #firstjob #filmindustry #hiddentalents #screenwriters #thegermanking #dinoasaurwrangler



3

The German King Series
September 5 ·

Ade is the perfect person to write and direct a series that focuses on the effects of colonialism because he experienced the effects of it himself.

#thegermankingseries #effectsofcolonialism #africanhistory #growingupinafrica #westafricans #westafrica #director #newtvseries



5

The German King Series updated their profile picture.

September 3 ·


Culver City
Film Festival
THE
GERMAN
KING

8

The German King Series

September 2 ·

The German King is a complex, multifaceted story about real people in history that you've never heard of. We're excited to bring it to life as a TV Series!

Find out more here: angel.com/germanking

#newtvseries #complexstories #historicaldrama #africanhistory #untoldstories


THE
PANSE

3

The German King Series

September 1 ·

@glentonrich on what he's excited to see in the pilot episode.

Learn more about the show here: angel.com/germanking

#screenwriters #screenwriting #newtvshow #tvseries #pilotepisode #thegermanking



4

The German King Series
August 31 ·

Be honest, could you name an African hero other than Nelson Mandela or the Black Panther?

#TheGermanKing will tell the story of another real-life African hero. Find out more at angel.com/germanking.

#africanheroes #heroesinhistory #africanhistory #nelsonmandela #blackpanther


THE GERMAN KING
Click to expand
0:06 / 0:30

2

The German King Series
August 31 ·

Be honest, could you name an African hero other than Nelson Mandela or the Black Panther?

#TheGermanKing will tell the story of another real-life African hero. Find out more at angel.com/germanking.

#africanheroes #heroesinhistory #africanhistory #nelsonmandela #blackpanther


THE GERMAN KING

4

The German King Series
August 29 ·

Many of our cast and crew are native Africans or descendants of Africans. It doesn't really get more authentic than that.

Find out more at angel.com/germanking

#diversecast #newseries #Africanrepresentation #africantalent #tvseries



5

1 Comment 1 Share

The German King Series
August 24 ·

The German King will depict humanity at its best and worst. It's a series you definitely won't want to miss.

Learn more at angel.com/germanking.

#thegermankingseries #humanstories #storytelling #untoldhistory #Africanhistory



5 1 Share

The German King Series
August 22 ·

A young African royal being raised and educated in the palaces of imperial Germany? You don't have to try to picture it. You can just watch #TheGermanKing.

Find out more about the series here: angel.com/germanking

#africanhistory #germanhistory #untoldhistory #Africanroyalty #KingsofAfrica #newtvseries #tvseries



9 1 Share

The German King Series
August 19 ·

#TheGermanKing gives a voice to the lion.

#africanproverbs #tvseries #africanhistory #africanheroes #african stories #untoldhistory


THE TALE
OF THE
HUNT
WILL ALWAYS
GLORIFY THE
HUNTER,
UNTIL THE LION
SPEAKS

10

4 Shares

The German King Series
August 17 ·

Martin Luther King Jr. said, "Injustice anywhere is a threat to justice everywhere."

This is one of the reasons why it's so important to tell stories like #TheGermanKing. You can find out more about our series about African hero King Rudolf Douala Manga Bell here: angel.com/germanking.

#mlkquotes #martinlutherking #injusticeanywhere #mlk #africanhistory #tvseries #africanheroes #colonialhistory #cameroon



4

The German King Series
August 15 ·

Learn more about the new series at angel.com/germanking.

.#africanheroes #tvseries #AngelStudios #thegermanking #africankings #africaaesthetic

No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. The prospective purchaser's indications of interest are non-binding.



7

1 Share

The German King Series was live.
August 12 ·


to be our enemies will try to
make you forget who you are.

8 27 Comments 4 Shares

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The German King Series
August 12 ·

The German King series will depict African culture accurately and positively, instead of stereotypically.

#thegermanking #CameroonHistory #KingsofAfrica #tvseries #africankings #AngelStudios #GermanHistory

No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. Th... **See more**



9

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The German King Series
August 10 ·

The expectations for #thegermanking are high! Look what people are saying about our short film!

Visit angel.com/germanking to watch the short.

#thegermanking #CameroonHistory #KingsofAfrica #tvseries #africankings #AngelStudios #GermanHistory... **See more**



9 2 Comments

The German King Series
August 8 ·

Today is the anniversary of our hero's death. Rudolf Duala Manga Bell died August 8, 1914. We keep his legacy alive.

#thegermanking #CameroonHistory #KingsofAfrica #tvseries #africankings



5 1 Comment

The German King Series was live.
August 8 ·


ANGEL
SCRIPT TO SCREEN
WITH GLENTON RICHARDS AND CHRIS FREEMAN
THE GERMAN KING

FRI, AUG 12

Script Writing From Script Masters

3 people went

Interested

7

The German King Series
August 8 ·

See what people are saying about #thegermanking

#thegermanking #CameroonHistory #KingsofAfrica #tvseries #africankings #AngelStudios #GermanHistory

No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. The prospective purchaser's indications of interest are non-binding.



3

The German King Series
August 5 ·

King Rudolf Douala Manga Bell is one of Africa's unsung heroes. Find out more about how you can be a part of telling his story here: angel.com/germanking

#thegermanking #africanheroes #kingsofafrica #tvseries #rebellion #historicalheroes



5 · 1 Share

The German King Series
August 3 ·

Learn more about King Rudolf's story at angel.com/germanking.

#thegermanking #royalty #africanindependence #cameroonhistory #historicalheroes

No money or other consideration is being solicited, and if sent, it will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform. The prospective purchaser's indications of interest are non-binding.


THE GERMAN KING
Fi
ANGEL
STUDIOS

10

The German King Series
August 1 ·

The Palace of the Kings Bell situated in Douala is a building constructed in 1905 by the Germans for King Auguste Manga Ndumbe. The building is also known as La Pagode; this name comes from the French writer Louis-Ferdinand Céline, who remained in Douala from 1916-17, and calls it such in his famous novel Voyage au bout de la Nuit.

Visit angel.com/germanking to learn more about The German King and follow us for the latest news.

#thegermanking #CameroonHistory #KingsofAfrica... **See more**


- THE -
GERMAN
KING


- THE -
GERMAN
KING

15 · 1 Comment

The German King Series
July 29 ·

Did you know the German title Kaiser came from the Latin name Caesar? Caesar was a family name but over time became a generic term for "ruler" or "emperor." Germany was not the only country to adopt the name Caesar as a title for ruler or emperor. The title Tsar is the Russian variant of this name that carries the same meaning.

Visit angel.com/germanking to watch the award-winning pilot episode.

↓ Follow us for more latest news ↓... **See more**



- THE -
GERMAN
KING
CAESAR
GAIUS IULIUS
KAISER
FRIEDRICH
WILHELM
TSAR
NIKOLAI II
ROMANOV
- THE -
GERMAN
KING

6

The German King Series
July 28 ·

Bringing King Rudolf's photo to life using the AI from the MyHeritage

Visit angel.com/germanking to learn more about The German King and follow us for the latest news

#thegermanking #CameroonHistory #KingsofAfrica #tvseries #africankings #AngelStudios #myheritage... **See more**


- THE -
GERMAN
KING

11

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The German King Series

July 27 ·

Meet Friedrich Wilhelm Viktor Albert (born January 27, 1859, Potsdam, near Berlin, Germany—died June 4, 1941, Doorn, Netherlands). He was the German emperor, King Rudolf Manga Bell's friend, and king of Prussia from 1888 to the end of World War I in 1918. After Germany's defeat, he fled to the Netherlands, ending the monarchy in Germany, and lived in exile until his death.

Visit angel.com/germanking to watch The German King pilot episode.

↓ Follow us for more latest news ↓... **See more**



- THE -
GERMAN
KING

8

The German King Series
July 22 ·

The German King premiered at the Ecrans Noirs festival in Cameroon exactly 3 years ago and won the Best International Short Film.

To learn more about The German King visit angel.com/germanking

#thegermanking #FilmFest #CameroonHistory #KingsofAfrica #tvseries #AngelStudios... **See more**



WINNER - BEST
INTERNATIONAL SHORT FILM
Festival
Ecrans Noirs
2019

Adetokumboh M'Cormack and 6 others 2 Comments 1 Share

The German King Series
July 21 ·

Rudolf Douala Manga Bell was born in 1873 in Douala. He was the grandson of King Ndumbe Lobe Bell — who signed the Treaty of Protection with the German Empire in 1884. Rudolf Douala Manga Bell went to study in Germany before returning to what was then called Kamerun to help his father govern the Kingdom of Douala. He succeeded him on September 2, 1908. After becoming the King of Douala, he dedicated his life to freeing his people from German oppression.

Visit angel.com/germ... **See more**


-THE-
GERMAN
KING

13

1 Comment 1 Share

The German King Series
July 16 ·

Awarded "A must support series" four times and winner of 9 film festival awards!

To learn more about The German King visit angel.com/germanking
#thegermanking #FilmFest #CameroonHistory #KingsofAfrica #tvseries #AngelStudios ... **See more**



- THE -
GERMAN
KING
9 x
AWARD
WINNER

Adetokumboh M'Cormack and 10 others

4 Shares

The German King Series

July 15 ·

Discover how this chapter in history will be explored with sensitivity and passion by its creator, Adetokumboh M'Cormack. Learn more about what drove him to write the short film, and why he is excited to expand it into a series.

Visit angel.com/germanking to watch the entire pilot of this emotional story.

#thegermanking #CameroonHistory #KingsofAfrica #tvseries #africankings #AngelStudios...
See more


Just like you and Rudolf were at that age.

Adetokumboh M'Cormack and 7 others

8 Comments 1 Share

The German King Series was live.
July 14 ·

We have the privilege of being joined by Cameroonian Royalty, Prince Daniel Douala Manga Bell, on this livestream! Prince Daniel is a direct descendant of Rudolf Douala Manga Bell, one of Africa's greatest forgotten heroes and protagonist of The German King. Prince Daniel and The German King creator, Adetokumboh M'Cormack, will share Rudolf's journey from King to Martyr.

Tune in today to learn how Rudolf fought to free the native Cameroonian people and what his legacy means... **See more**



— THE —
GERMAN
KING
LIVE
00:18
SCAN ME
ANGEL

12   16 Comments 5 Shares

The German King Series

July 12 ·

There are many great heroes whose stories are not known by the World. Learn about King Rudolf Douala Manga Bell of Cameroon, raised by the German Imperial family and faced with the devastating reality of how his people are mistreated by the man he considered a brother, the German Emperor. Rudolf must then make a difficult decision: return to Cameroon and free his people or let them suffer at the hands of the Kaiser.

Visit angel.com/germanking to watch the entire pilot of thi... **See more**


- THE -
GERMAN
KING

Adetokumboh M'Cormack and 8 others

The German King Series was live.
July 11 ·



— THE —
GERMAN
KING
Live with Prince
Daniel Douala Manga Bell
ANGEL
LIVE

THU, JUL 14
The German King Legacy
13 people interested

Interested

7

The German King Series
July 11 ·

The German King Series | Follow along as our pursuit of the truth continues. Diving even deeper into history to uncover the incredible True story of King Rudolf Douala Manga Bell of Cameroon - King, Hero & Revolutionary

Visit angel.com/germanking to watch the full pilot of this emotional story

#thegermanking #CameroonHistory #KingsofAfrica #tvseries #africankings #AngelStudios ...
See more


ANGEL
STUDIOS

5

1 Share

The German King Series

July 9 ·

•••

Cameroon was a German colony from 1884 until 1916. The goal was to expand Germany's agricultural economy. Large estates were established in southwestern Cameroon to provide tropical produce for Germany. Traders, plantation owners, and government officials competed for labor, and force was used to obtain it. The system established was harsh, and many workers died serving German interests.

Visit angel.com/germanking to watch the full pilot of this emotional story.

#thegermank... **See more**




-THE-
GERMAN
KING


-THE-
GERMAN
KING

Adetokumboh M'Cormack and 7 others

3 Shares

The German King Series
July 7 ·



Adetokumboh M'Cormack
July 7 ·

Never a dull moment on set with @cwfrmn! Glad we stopped laughing long enough to finish the shoot. 😂
You can check out the promo vid for The German King Series &... **See more**

Adetokumboh M'Cormack and 6 others 2 Shares

The German King Series was live.
July 1 ·

“The tale of the hunt will always glorify the hunter until the lion speaks” -African Proverb. The German King is the true story of Rudolf Douala Manga Bell and his epic journey to save the Cameroonian people. You’ll have to hear it to believe it.

LEARN MORE: http://angel.com/germanking

Join Adetokumboh M'Cormack, Creator and Actor in The German King, as he opens up about why he is telling this story. Hear first hand about how this untold story changed history LIVE. ...
See more


— THE —
GERMAN
KING
LIVE
00:59
SCAN ME
say more na
ANGEL

12   22 Comments 9 Shares

The German King Series
June 30 ·

We are hosting a special livestream this Friday at 4pm PT to talk about how YOU can get involved in making The German King onto a series.

Visit angel.com/germanking
#thegermanking #CameroonHistory #KingsofAfrica #tvseries #africankings #AngelStudios...
See more


THE GERMAN KING
LIVESTREAM JULY 1ST - 4 PM (PST)
ANGEL
STUDIOS

Adetokumboh M'Cormack and 1 other 2 Shares

The German King Series
June 28 ·

Join us LIVE this Friday @ 4pm (PST) for the first in a series of streams diving deep into the creation of The German King.

This week we'll be joined by Writer, Actor, and Director @adetokumboh & Writer and Executive Producer @glentonrich as they open up about their inspiration behind The German King TV Series.

Streaming on: @angelstudios_inc App, Youtube or Facebook page!


ANGEL
— THE —
GERMAN
KING
Live with Creator
Adetokumboh M'Cormack
LIVE

Adetokumboh M'Cormack and 7 others
9 Shares

The German King Series updated their profile picture.

June 25 ·


Culver City
Film Festival
THE
GERMAN
KING

7

The German King Series

June 25 ·


OFFICIAL SELECTION
Culver City
Film Festival
"THE GERMAN KING
IS A PROPHETIC AND TIMELY
MASTERPIECE THAT REMINDS
US OF THE POWER OF
THE HUMAN SPIRIT"
- WILL BARBER TAYLOR

The German King Series updated their website address.

Learn more

The German King Series

June 25 ·


Culver City
Film Festival
"THE GERMAN KING
IS A PROPHETIC AND TIMELY
MASTERPIECE THAT REMINDS
US OF THE POWER OF
THE HUMAN SPIRIT"
- WILL BARBER TAYLOR

The German King Series added a button to help you learn more about them.

Learn more

3

The German King Series was live.
June 24 ·


ANGEL
— THE —
GERMAN
KING
Live with Creator
Adetokumboh M'Cormack
LIVE

FRI, JUL 1

Angel Studios Presents: The German King

29 people interested

Interested

15

2 Comments

The German King Series
June 19 ·

Uplift, Empower & Honor | Brothers, Sisters, Ancestors ✊🏾✊🏾✊🏾 #juneteenth



"STRUGGLE IS A NEVER ENDING PROCESS.
FREEDOM IS NEVER REALLY WON,
YOU EARN IT AND WIN
IT IN EVERY GENERATION."
- CORETTA SCOTT KING.
June
TEENTH

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The German King Series

June 18 ·



3 Ways to celebrate JUNETEENTH as an ally

Z.Bryant | @zysaidso

EDUCATE YOURSELF

Learning about the true history of Juneteenth is an important first step to fighting against the whitewashing of its significance.

Z.Bryant | @zysaidso

But not everyone in Confederate territory would immediately be free. Even though the Emancipation Proclamation was made effective in 1863, it could not be implemented in places still under Confederate control. As a result, in the westernmost Confederate state of Texas, enslaved people would not be free until much later. Freedom finally came on June 19, 1865, when some 2,000 Union troops arrived in Galveston Bay, Texas. The army announced that the more than 250,000 enslaved black people in the state, were free by executive decree. This day came to be known as "Juneteenth," by the newly freed people in Texas.

$SUPPORT A CAUSE

If you have the means, give to a Black-led mutual aid initiative in your community!

Movements require resources in order to do the necessary work to push for collective liberation.

NEED HELP?

-START by following the Black organizers in your community

-SEARCH based on your interests, there is likely a Black-led org/initiative that you can support (bail funds, community food justice programs, abortion funds, environmental/sustainability initiatives, etc.)

Z.Bryant | @zysaidso

SUPPORT A BLACK-OWNED BUSINESS

According to crunchbase, in 2021 Black-founded businesses only received approx. 1.3% in venture capital $. Black entrepreneurs are severely underfunded. Supporting Black-owned businesses is one way to help build equity & redistribute resources in Black communities.

💛❤️💚🖤

Z.Bryant | @zysaidso

Adetokumboh M'Cormack

June 18 ·

Happy #Juneteenth ❤️🖤💚

#Repost @zysaidso

The German King Series is at **Cannes Film Festival 2022**.

June 5 ·

Thank you @festivaldecannes! Had a BLAST!!! @germankingseries @adetokumboh @angelstudios_inc @harmon.brothers

#cannes #cannes2022 #cannesfilmfestival #thegermanking #africanking #adetokumbohmcormack #tetekombo #blackking


DIOR




FESTIVAL DE CANNES
17 - 28 MAI 2022

14

The German King Series is at **Paris, France**.

June 2 · Paris, France ·

HUGE THANKS to Prince Camille for taking the time to talk to us about his great-grandfather, King Rudolf Douala Manga Bell for @germankingseries

#africanprince #africanroyalty #africankings #royal #africankingsandqueens #germanking #PrinceCamille #rudolfmangabell #blackkings👑





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The German King Series

May 31 ·


FREETOWN



Adetokumboh M'Cormack is at **Paris, France**.

May 31 · Paris, France ·

What an honor to get to interview some of the descendants of #RudolfDoualaMangaBell in Paris for The German King Series!

#thegermanking #germankingseries #Pa... **See more**

4

The German King Series is in **Berlin, Germany**.

May 26 ·

#Repost @coolguywiththebowtie

. . .

Photos I liked taking today @germankingseries @adetokumboh @angelstudios_inc @harmon.brothers

www.angel.com/germanking... **See more**










+3

7

The German King Series is at **Cannes Film Festival 2022**.
May 20 ·

#Repost @adetokumboh
. . .
Honored to be speaking at the inaugural #AfroCannes at @festivaldecannes! Join me tomorrow May 21 @ 9pm, I will be discussing my upcoming show @germankingseries!! See you there!

Organized by @yanibesmentors1 and promoting content, filmmakers and communities from the #Afrosphere (African natives and Afro-descendants) & the global filmmaking community, AfroCannes features film screenings, country presentations, discussions around film business and tra... **See more**



Afro Cannes
Films in motion
21 MAY 2022 | CANNES
@ Cannes Film Festival 2022
CANNES
BLITZ SPEAKER
ADETOKUMBOH M'CORMACK
Actor, Producer, Writer, Director
FOCUS
Transforming an inspiring short movie into an engaging TV series: "The German King", the tale of an African hero who rallies a continent against colonial rule during the Scramble for Africa.
ALTA GLOBAL MEDIA
Gordon Hagan Consulting
THINK-FILM
WIFTI
Women in Film & Television International
SOCIAL CHANGE
LA SUCRERIE
YANIBES
BLUE ICE PICTURES
PRESIDIO PICTURES
LA VIDA
AFC

16

The German King Series was live.
May 19 ·

Angel Studios thought 2022 needed to look a little brighter. So we're gifting you an Angel exclusive update of heavenly proportions. Come and see what we're talking about...


ANGEL
STUDIOS

8

2 Comments 5 Shares

The German King Series was live.
May 17 ·


ANGEL
STUDIOS
ILLUMINATE
2022

THU, MAY 19

Illuminate 2022 - Angel Studios Investor Update and Creator Lineup

3 people went

Interested

The German King Series
Oct 24 at 06:00 PM

Historical drama ✅
Black filmmakers ✅
African heroes ✅

#TheGermanking #storiesthatmatter #africanstories #integrity #principles #freedom



The German King Series

Oct 26 at 10:00 AM

A Cameroonian prince. A German king.

Click the link in our bio to learn.

#TheGermanking #storiesthatmatter #africanstories #integrity #principles #freedom


0:00 / 0:29

The German King Series
Now

Set during The Scramble For Africa leading up to the First World War, The German King is inspired by the true story of Rudolf Douala Manga Bell; a German-raised African prince who becomes king after his father's death.

#TheGermanking #storiesthatmatter #africanstories #integrity #principles #freedom


0:00 / 0:03

The German King Series

Now

African excellence perfectly portrayed by our Queen Emily, depicted by Constance Ejuma.

#TheGermanKing #TheCrown #DowntonAbbey #AfricanExcellence #HistoricalDrama #AfricanHeroes #storiesthatmatter



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The German King Series

Now

The lion takes back his voice.

Roar with him through the link in bio.

#africa #africanhistory #africanking #blackhistorymonth #blackking #blackstoriesmatter #cameroon #douala #germany #history #king #rudolfdoualamangabell #rudolfdualamangabellplatz #rudolfmangabell #ulm


"The tale of the hunt will always glorify the hunter until the *lion* speaks."



The German King Series

Now

How many historical African heroes do you know?

Meet more at the link in bio.

#africa #africanhistory #africanking #blackhistorymonth #blackking #blackstoriesmatter #cameroon #douala #germany #history #king #rudolfdoualamangabell #rudolfdualamangabellplatz #rudolfmangabell #ulm


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The German King Series
Now

High stakes, royal corruption, and the fight for liberty. The German King has it all.

#TheGermanKing #TheCrown #DowntonAbbey #HistoricalDrama #AfricanHeroes #storiesthatmatter


0:00 / 1:06

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The German King Series
Oct 24 at 06:00 PM

Historical drama ✅
Black filmmakers ✅
African heroes ✅

#TheGermanking #storiesthatmatter #africanstories #integrity #principles #freedom



The German King Series

Oct 26 at 10:00 AM

A Cameroonian prince. A German king.

Click the link in our bio to learn.

#TheGermanking #storiesthatmatter #africanstories #integrity #principles #freedom


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The German King Series

Now

Set during The Scramble For Africa leading up to the First World War, The German King is inspired by the true story of Rudolf Douala Manga Bell; a German-raised African prince who becomes king after his father's death.

#TheGermanking #storiesthatmatter #africanstories #integrity #principles #freedom


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The German King Series
Now

African excellence perfectly portrayed by our Queen Emily, depicted by Constance Ejuma.

#TheGermanKing #TheCrown #DowntonAbbey #AfricanExcellence #HistoricalDrama #AfricanHeroes #storiesthatmatter



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The German King Series

Now

The lion takes back his voice.

Roar with him through the link in bio.

#africa #africanhistory #africanking #blackhistorymonth #blackking #blackstoriesmatter #cameroon #douala #germany #history #king #rudolfdoualamangabell #rudolfdualamangabellplatz #rudolfmangabell #ulm


"The tale of the hunt will always glorify the hunter until the *lion* speaks."

The German King Series

Now

How many historical African heroes do you know?

Meet more at the link in bio.

#africa #africanhistory #africanking #blackhistorymonth #blackking #blackstoriesmatter #cameroon #douala #germany #history #king #rudolfdoualamangabell #rudolfdualamangabellplatz #rudolfmangabell #ulm


0:00 / 0:04

The German King Series

Now

High stakes, royal corruption, and the fight for liberty. The German King has it all.

#TheGermanKing #TheCrown #DowntonAbbey #HistoricalDrama #AfricanHeroes #storiesthatmatter



0:00 / 1:06

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